UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41681

WANG & LEE GROUP, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Other Information

Attached hereto as Exhibit 99.1 is a press release dated April 18, 2024, announcing the Company’s unaudited financial results for the fiscal year 2023, including unaudited condensed consolidated balance sheets and income statements. The (unaudited) shareholders’ equity as of December 31, 2023 was $5.98 million.

Exhibits

99.1	Press Release, dated April 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2024	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer